SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 9)*

                               Tidewater Inc.
 -------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, Par Value $.10 Per Share and
                        Associated Rights to Purchase
              Shares of Series A Participating Preferred Stock

                       (Title of Class of Securities)

                                 886423 10 2
                               (CUSIP Number)

                           Richard R. Davis, Esq.
                       Bessemer Capital Partners, L.P.
                        630 Fifth Avenue (39th Floor)
                          New York, New York 10111
                               (212) 708-9100
 -------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 3, 1994
                              ----------------
           (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 pages

                                     SCHEDULE 13D

    CUSIP No. 886423 10 2                            Page 2 of 4 Pages


     1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bessemer Capital Partners, L.P.
        I.R.S. No. 13-3567783

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]              2
     2                                                   (b) [ ]

     3  SEC USE ONLY

        SOURCE OF FUNDS*
     4
        OO

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5  PURSUANT TO ITEMS 2(d) OR 2(e)

        CITIZENSHIP OR PLACE OF ORGANIZATION
     6  Delaware

                                     SOLE VOTING POWER
                                  7   -0-
             NUMBER OF
                                      SHARED VOTING POWER
               SHARES             8   -0-
            BENEFICIALLY
           OWNED BY EACH              SOLE DISPOSITIVE POWER
                                  9   -0-
           REPORTING
            PERSON WITH
                                      SHARED DISPOSITIVE POWER
                                  10  -0-

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11 -0-

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12  CERTAIN SHARES*                                       [ ]

        PERCENT OF CLASS REPRESENTED
    13  BY AMOUNT IN ROW (11)
        -0-

        TYPE OF REPORTING PERSON*
     14 PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                            Page 2 of 4 pages

              This Amendment No. 9 to the Schedule 13D, including the statement attached thereto (the "Statement"), is filed on behalf of Bessemer Capital Partners, L.P. Capitalized terms used herein and not defined herein shall have the meaning assigned to such terms in the Statement.

    Item 5.  Interest in Securities of the Issuer.

              Items 5(a) and 5(b) of the Statement are hereby amended by adding the following paragraph after the last paragraph of such Items 5(a) and 5(b) (as previously amended):

              On June 3, 1994, BCP sold all of its 3,992,999 shares of Tidewater Common Stock in a block transaction effected in the over-the-counter market in London at a price of $20.00 per share. As a result, on June 3, 1994, BCP ceased to be the beneficial owner of any shares of Tidewater Common Stock.






                          Page 3 of 4 pages

                              SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


    Dated:  June 3, 1994


                             BESSEMER CAPITAL PARTNERS, L.P.,

                               by KYLIX PARTNERS, L.P.,
                                  its general partner,

                                 by QUENTIN CORPORATION,
                                    its managing general
                                    partner,

                                   by
                                     /s/ Ward W. Woods, Jr.
                                     Name:  Ward W. Woods, Jr.
                                     Title:  President



                          Page 4 of 4 pages